HYB HOLDING CORP.

52 Mulligan Lane

Irvington, NY 10533

914-693-3026

April 20, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Edward M. Kelly, Esq. Sherry Haywood, Esq. Charles Eastman Jean C. Yu

Re:	HYB Holding Corp. Amendment No. 1 to Registration Statement on Form 10 Filed April 20, 2020 File No. 0-51012

Ladies and Gentlemen,

HYB Holding Corp. (the “Company”) hereby furnishes the following correspondence in connection with the Company’s filing today of Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form 10. Set forth below in italics you will find copies of the Staff’s comments from its letter dated April 15, 2020, followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Registration Statement on Form 10 filed March 19, 2020

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. Please note that we will continue to review your filing until all of our comments have been addressed. If you do not wish to become subject to these reporting requirements before the completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and filing a new Form 10 that includes changes responsive to our comments.

Response to Comment 1

We have taken note of your advice regarding the reporting obligations that will accrue upon the effective date of our Form 10.

Securities and Exchange Commission

April 20, 2020

2.	Disclosure indicates that you are a shell company whose business plan is to acquire or merge with a private operating company in exchange for the majority of your common stock and that you negotiated with potential acquisition targets in fiscal year 2019. Elaborate on your negotiations with potential acquisition targets in fiscal year 2019. Additionally, clarify whether you are continuing to negotiate with potential acquisition or merger targets, and, if so, describe the negotiations. Finally, clarify whether you have identified any debt or equity financing sources to finance a potential acquisition or merger, and, if so, indicate the debt or equity financing sources.

Response to Comment 2

As requested, we have included disclosure on page 3 of the Amendment regarding recent negotiations, and on pages 2, 3 and 4 to the effect that there are no ongoing negotiations. We have also included disclosure on pages 2 and 4 clarifying that we have no financing sources available.

3.	Since you are a shell company, please revise to disclose the requirements that must be met under Rule 144(i) for your securityholders to be able to rely on Rule 144 for the resale of your shares and the effect that these restrictions may have on the liquidity of a security holder's shares.

Response to Comment 3

As requested, we have added section "(a-1)” on page 9 of the Amendment disclosing the effect of Rule 144(i) on the liquidity of HYB Holding Corp. shares.

4.	It appears that you may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note your disclosure that the company ceased operating its business in approximately 2013 and that the company intends to acquire or merge with an operating business. Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities.

Response to Comment 4

As requested, we have disclosed on page 5 of the Amendment that Rule 419 makes it unlikely that HYB Holding Corp. will conduct a public offering.

Item 2. Financial Information

Years Ended June 30, 2019 and 2018, page 4

5.	We note your disclosure that the increase in operating expenses period over period are attributable to negotiations with potential acquisition targets. Please tell us if the likelihood of one or more of these potential acquisitions occurring is considered probable.

Securities and Exchange Commission

April 20, 2020

Response to Comment 5

We have disclosed on pages 2, 3 and 4 of the Amendment that there are no ongoing negotiations nor any agreements for a potential acquisition. As supplemental information, we advise you that none of the potential acquisitions that were considered in the past two years is today considered probable.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 7

6.	We note disclosure on page 5 that since July 2017, your chief executive officer has financed your operations by making advances of funds to cover your expenses. Please disclose the terms of repayment for the expenses that your chief executive officer has paid on behalf of the company.

Response to Comment 6

As requested, we have disclosed on page 5 of the Amendment that the advances by the CEO to the Company are repayable on demand and do not bear interest.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 8

7.	We note disclosure that your common stock is quoted on OTC Pink. Please caution investors on the highly illiquid nature of an investment in your common stock.

Response to Comment 7

As requested, we have added disclosure in Item 9 section (a) regarding the highly illiquid nature of an investment in the Company's common stock.

Respectfully submitted

/s/ Robert Brantl

Robert Brantl

Chief Executive Officer